SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

STEVEN B. BOEHM
DIRECT LINE: 202.383.0176
E-mail: steven.boehm@sutherland.com
October 21, 2015

VIA EDGAR Asen Parachkevov, Esq., Senior Counsel Jason Fox, Staff Accountant United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

RE:	Pathway Energy Infrastructure Fund, Inc.
File Nos. 333-186877 and 811-22807
Dear Messrs. Parachkevov and Fox:
On behalf of Pathway Energy Infrastructure Fund, Inc. (the “Fund”) set forth below are the Fund’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Fund on October 15, 2015 and October 19, 2015 regarding the Fund’s Registration Statement on Form N-2 (File Nos. 333-186877 and 811-22807) (the “Registration Statement”), the prospectus included therein (the “Prospectus”) and the statement of additional information (the “Statement of Additional Information”) included therein. The Staff’s comments are set forth below in italics and are followed by the Fund’s responses. Changes to the Registration Statement discussed below are reflected in Post-Effective Amendment No. 4 (Amendment No. 11) to the Registration Statement (“Amendment No. 4”).
Legal Comments

1.
The Staff’s current position is that registered funds must limit their investment in vehicles that would be deemed to be investment companies under the 1940 Act but for the exceptions set forth in section 3(c)(1) or section 3(c)(7) (including CLOs) to 15% of the fund’s assets, unless such fund imposes investor qualifications.

Response: The Fund intends to limit its investments in CLOs to 15% of the Fund’s total assets.

Mr. Parachkevov
Mr. Fox
October 21, 2015

2.	Please update any disclosure where it states that the Fund has not commenced investment operations.

Response: The Fund has revised the disclosure in accordance with the Staff’s comment.

3.
The Fund discloses that it intends to invest at least 80% of its total assets in securities of companies that operate primarily in the energy and related infrastructure and industrial sectors. Please explain the parameters of your investment concentration policy and provide more detail on what is included in “related infrastructure and industrial sectors.” Please advise as to whether the Fund takes into consideration the industry classification of the underlying borrowers that make up the CLO vehicles that the Fund has invested in when determining whether the Fund has met the 80% investment concentration.

Response: The Fund advises the Staff that it includes among the other energy related infrastructure and industrial businesses those businesses that sell products and provide services to, or acquires products and services from, “Energy companies” as described in the Prospectus. The Fund has revised the disclosure in the Prospectus to so clarify. The Fund advises the Staff that it will not consider the assets underlying its CLO investments when considering whether the Fund has invested at least 80% of its assets in accordance with its stated industry concentration.

4.
On the Prospectus cover page, revise the bulleted risk disclosure to include more detailed information with regard to the possibility that distributions may be funded from expense support payments by the Adviser and highlighting the illiquidity of the Fund’s shares.

Response: The Fund has revised the disclosure in accordance with the Staff’s comments.

5
The disclosure states that “CLOs are typically highly levered (~10 times), and therefore the junior debt and equity tranches that [the Fund] will invest in are subject to a higher risk of total loss.” Instead of this generic disclosure, please disclose the range of CLO leverage ratios in the Fund’s portfolio.

Response: To date, the Fund has not made any investments in CLOs and, thus, believes providing a range is not appropriate at this time. The Fund undertakes to include such disclosure in the future, to the extent that it invests in CLOs.

6.	Confirm that the Fund’s shares do not include any class-specific fees.

Response: The Fund confirms that there are no class-specific fees. The Fund offers three classes of shares that differ only with respect to the sales load paid up front by the investor.

Mr. Parachkevov
Mr. Fox
October 21, 2015

7.
We refer the Fund to the Fees and Expenses Table and footnote 5 thereto. We note that non-compensation overhead expense of the Adviser is included in the line item for management fee expenses. Please explain why these expenses were moved from “other expenses” to “management fee” and specifically identify these expenses.

Response: The Fund advises the Staff that it will revise the Fees and Expenses table to account for non-compensation overhead expense as “other expenses”. The Fund expects the routine non-compensation overhead expenses referenced above will consist primarily of expenses related to office space, furnishings, supplies, equipment, communications equipment and services, and insurance. Such expenses will be allocated to the Fund pro rata based on the amount of time that the adviser’s representatives commit solely to the Fund and, as a result, are obligations of the Fund (subject to a quarterly cap) and not the adviser under the investment advisory agreement.

8.	Confirm that the commitment fee due on the credit facility with BNP Paribas Prime Brokerage International, Ltd. is reflected in the Fees and Expenses Table.

Response: The Fund advises the Staff that there is no commitment fee due on the credit facility during the first year of the credit facility. In addition, the agreement governing the credit facility provides that no commitment fee is payable at any time when the Fund has borrowed at least 70% of the maximum commitment amount. The Fund intends to borrow at least 70% of the maximum commitment amount at all times. Given that the Fund does not expect to incur any commitment fees on the credit facility, it has not included any such fees in the Fees and Expenses Table.

9.	Explain the assumptions underlying the percentage provided for the Acquired fund fees and expenses line item in the Fees and Expenses Table.

Response: The Fund has deleted the Acquired fund fees and expenses line item for the reasons set forth in the response to accounting comment number 7 below.

10.
The Prospectus currently states that the Fund intends to weight its portfolio towards senior secured and unsecured debt. Revise the disclosure to clarify what percentage of the portfolio the Fund intends to be composed of senior secured and unsecured debt.

Response: The Fund advises the Staff that the Fund’s prospectus states that it anticipates that the Fund’s portfolio will consist primarily of income-oriented securities, which includes debt securities and income-focused preferred and common equity interests. Therefore the statement that the Fund intends to initially weight its portfolio towards senior secured and unsecured debt provides additional disclosure that the Fund intends to weight the portfolio towards debt securities and not equity securities.

Mr. Parachkevov
Mr. Fox
October 21, 2015

11.
Advise as to whether the Fund’s principal strategy contemplates engaging in any derivative transactions other than the total return swap agreements discussed in the Risk Factors section of the Prospectus.

Response: The Fund advises the Staff that its principal strategy does not contemplate engaging in any derivative transactions other than those disclosed in the Prospectus. The Fund undertakes to revise the disclosure in the event that it changes its principal strategy.

12.
If accurate, throughout the Prospectus, whenever the Fund refers to its investments in CLOs, include disclosure explaining that the Fund intends to invest in the equity or junior debt tranche of the CLO. Also, please add specific risk language related to equity and junior debt tranches.

Response: The Fund has revised the disclosure in accordance with the Staff’s comment.

13.	If the energy companies in which the Fund invests are foreign companies, revise the foreign securities risk disclosure to reflect this.

Response: The Fund advises the Staff the Fund currently discloses this risk under the risk factors titled “Our investments in prospective portfolio companies may be risky, and we could lose all or part of our investment.” and “Investments in foreign securities may involve significant risks in addition to the risks inherent in U.S. investments.”

14.	On page 81 of the Prospectus, update the disclosure under the heading “Control Persons”.

Response: The Fund has revised the disclosure in accordance with the Staff’s comment.

15.
Does the Fund include derivatives when it is determining whether the Fund has met the test that 80% of its assets are invested in the energy and related infrastructure and industrial sectors?  If it is using derivatives, is it using mark to market valuation?

Response: The Fund advises the Staff that derivatives investments will not be included in meeting the Fund’s 80% policy of investing in energy and related infrastructure and industrial sectors.

Accounting Comments

1.	In the Fees and Expenses Table, identify to which class of the Fund’s common stock that the fees and expenses provided in the table pertain.

Response: The Fund advises the Staff that the fees and expenses provided in the Fees and Expenses table pertain to the Fund’s Class R shares, the share class with the highest sales load. The Fund advises the Staff on a supplemental basis that the three classes of shares differ in that shareholders will pay: (i) selling commissions and dealer manager fees for the purchase of Class

Mr. Parachkevov
Mr. Fox
October 21, 2015

R shares, (ii) dealer manager fees, but no selling commissions, for the purchase of Class RIA shares and (iii) no selling commissions or dealer manager fees for the purchase of Class I shares.

2.
We refer the Fund to the disclosure on pages 56 and 57 of the prospectus. Explain how the Fund separately tracks the amount of expense support payments that are due from the Adviser and the amount of expense support payments reimbursed to the Adviser. Clarify whether the balance on one item can be used to offset the other and whether these amounts roll from period to period or if these amounts are settled periodically. Explain whether amounts that are not settled periodically are considered a loan from one party to the other. Finally, please explain why the Fund has elected to defer the receipt of expense payments from the Adviser.

Response: The Fund advises the Staff that the expense support payments that are due from the Adviser are offset by the amount of expense support payments that must be reimbursed to the Adviser. The Fund advises the Staff that these amounts are accounted for quarterly and roll over from quarter to quarter. These amounts are an accounts receivable of the Fund and an accounts payable to the Adviser. The expense support receivable and accounts payable amounts are rolled over from quarter to quarter and are not considered loans and the Fund's treatment of these amounts is consistent with the accounting treatment by other closed-end funds engaged in continuous offerings. The Fund has elected to defer the receipt of expense payments from the Adviser because under the Expense Support Agreement, the Fund can offset payments due from the Fund to the Adviser from base management fees, incentive fees and reimbursement of organization and offering expenses and expenses paid by the Adviser on behalf of the Fund. As contemplated by the Expense Support Agreement, the Fund intends to offset such amounts because it expects to raise significant additional capital in the remainder of its offering and will be obligated to pay the Adviser base management fees, incentive fees and reimbursement of organization and offering expenses and expenses paid by the Adviser on behalf of the Fund in excess of the amount due from the Adviser and the Fund will offset such amount with the amounts to be payable to the Adviser.

3.
We note that the disclosure on page 56 and 57 with regard to the timing of eligible recoupments under the Expense Support Agreement is inconsistent with the disclosure in Note 5 to the Audited Financial Statements. Clarify that recoupment is tied to the date that an expense is incurred and not the payment date for that expense.

Response: The Fund confirms that eligible recoupments under its Expense Support Agreement must occur within three years of the date of the waiver or payment, in accordance with AICPA Audit Risk Alert: Investment Companies Industry Developments 2008/2009. The Fund believes that the disclosure on page 56-57 and Note 5 to the Audited Financial Statements is consistent with this requirement. The Fund undertakes to clarify Note 5 in future financial statements to ensure that the disclosure is more consistent with disclosure elsewhere in the Registration Statement.

Mr. Parachkevov
Mr. Fox
October 21, 2015

4.
On page 57, where the disclosure explains that the purpose of the Expense Support Agreement is to minimize distributions by the Fund being characterized as returns of capital for U.S. GAAP purposes, clarify that such distributions may still be characterized as a return of capital for U.S. federal income tax purposes.

Response: The Fund has made the requested revision.

5.
We note that under the Investment Advisory Agreement, the Adviser is entitled to receive reimbursement from the Fund of organization and offering expenses it has paid on behalf of the Fund in an amount of up to 5.0% of the aggregate gross proceeds of the offering and that on September 2, 2014 the Adviser agreed to reduce such amount to a maximum of 2.0% of the aggregate gross proceeds of the offering. Despite this limit on reimbursements for organizational and offering costs, it appears that the entirety of organizational and offering costs incurred by the Fund have been recorded as assets and/or liabilities of the Fund. Explain why the Fund is accounting for all organizational and offering costs despite the cap on reimbursement to the Adviser.

Response: The Fund advises the Staff that prior to entering into the agreement to reduce the amount of reimbursements for organizational and offering expenses, the Fund did not make any reimbursements to the Adviser as the Fund had not yet broken escrow on September 2, 2014 and had not received any gross proceeds from the offering. The Fund has revised the disclosure in accordance with the Staff’s comment and has filed the letter agreement formalizing the reduction in the reimbursement cap as an exhibit to Amendment 4. The Fund believes that it would be misleading to disclose only the amounts of organizational and offering expenses that would be reimbursable at a given point in time under the 2.0% cap on reimbursement because doing so would understate the organizational and offering expenses incurred by the Fund that will be required to be reimbursed as the Fund raises additional capital.

6.	To the extent that cash and cash equivalents include money market funds and short term investments, identify such investments in the Schedule of Investments.

Response: At June 30, 2015, the cash equivalents were $223,400. The Fund believes that cash and cash equivalents are not treated as investment securities under the 1940 Act and accordingly are not includable in the Schedule of Investments. Inclusion of cash items in the Schedule of Investments would lead to a discrepancy between the Schedules of Investments and the Fund’s balance sheet that would be confusing to users of the Fund’s financial statements and would, in the view of the Fund, be inappropriate. In addition, Schedule 12-12 under Regulation S-X would permit the Fund to not include, by name, up to 5% of its total investments provided they are not restricted securities, have been held for not more than one year and have not previously been reported by name. The Fund’s investments in money market funds qualify for exclusion under this provision as they are never held for more than a few days.

Mr. Parachkevov
Mr. Fox
October 21, 2015

7.
In the Fees and Expenses Table, we note that incentive fees due to the collateral managers of CLO equity tranches are excluded from the Fund’s estimate of “Acquired fund fees and expenses”. Revise the line item to include such fees.

Response: Based on official guidance by the Staff, Instruction 10.a to Item 3 does not apply to expenses associated with investments in structured finance vehicles, collateralized debt obligations, or other entities not traditionally considered pooled investment vehicles. Please see the Staff's guidance release, "Staff Responses to Questions Regarding Disclosure of Fund of Funds Expenses" (https://www.sec.gov/divisions/investment/guidance/fundfundfaq.htm). Inasmuch as the CLOs in which the Fund has investments are structured finance vehicles and not investment funds, the Fund believes that its expense table should not include an Acquired fund fees and expenses line item.

8.	Add a line item for “Commitments and Contingencies” on the company’s Statement of Assets and Liabilities.

Response: The Fund undertakes to add this line item in future financial statements.

9.	On the Fund’s balance sheet, indicate which share class the net asset value per share is for.

Response: The Fund’s NAV per share is the same for each share class. The Fund undertakes to add such information to future financial statements.

10.
In the Note 4 to the Financial Statements, the disclosure states that at June 30, 2015, the total due to the Adviser for organization and offering costs, and operating expenses paid on behalf of the Fund was $1,731,608. Clarify this by breaking out the expenses included in this total by year and by type.

Response: In future financial statements, the Fund undertakes to revise the disclosure in accordance with the Staff’s comment. Supplementally, the Fund advises the Staff of the components of such expenses as follows:

Fiscal Year Ended

	Organization and Offering Costs	Operating Expenses paid on behalf of the Fund	Total Due to Adviser for O&O and OpEx paid on behalf of the Fund
June 30, 2013	597,775	-	597,775
June 30, 2014	339,610	-	339,610
June 30, 2015	395,942	430,157	826,099
Waived	(31,877)	-	(31,877)
Paid back	-	-	-
	1,301,451	430,157	1,731,608

11.
In the Note 2 to the Financial Statements, revise the disclosure to clarify what is being treated as additional paid-in capital and explain why an amount of organizational and offering expense greater than the 2.0% cap on reimbursement to the Adviser is being accounted for as a liability of the fund.

Response: The Fund advises the Staff that the Fund accounts for all of the organizational and offering expenses. In accordance with the investment advisory agreement and the corresponding side letter, the Fund will be required to reimburse the Adviser based on the gross proceeds of the offering. The Fund believes that it would be misleading to disclose only the amounts of organizational and offering expenses that would be reimbursable at a given point in time under the 2.0% cap on reimbursement because doing so would understate the organizational and offering expenses incurred by the Fund that will be required to be reimbursed as the Fund raises additional capital.

12.
On footnote 3 on page 20 of the Prospectus, the disclosure states that the Adviser will be responsible for the payment of the Fund’s cumulative organizational and offering expenses to the extent they exceed 10.0% of the aggregate proceeds from the offering. Explain why this disclosure is consistent with the disclosure stating that the Adviser has agreed to a limit on reimbursements for organizational and offering costs.

Response: The Fund advises the Staff that the 10.0% disclosed in footnote 3 on page 20 takes into account the 8.0% of expenses comprised of selling commissions, sales load and dealer manager fees. The Fund has revised the disclosure to instead state that reimbursements will be limited to 2.0% of aggregate proceeds of the offering, exclusive of sales load, selling commissions and dealer manager fees.
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* * * * *
If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or Cynthia R. Beyea at (202) 383-0472.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:    Cynthia R. Beyea, Sutherland Asbill & Brennan LLP
M. Grier Eliasek, Prospect Capital Management L.P.
Stanton Eigenbrodt, Behringer Harvard Holdings, LLC